May 18, 2012

Mr. Matthew Crispino
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:      Introbuzz
Amendment No. 2 to Form S-1
File No. 333-179118
Filed April 23, 2012

Dear Mr. Crispino:

Introbuzz submits this letter to you in response to your letter of May 14, 2012, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;
•
A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act;
•
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised private companies until those standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in you risk factor that, as a result of this election, you financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures in MD&A.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised disclosure to include additional wording addressing the Staff’s concern.

The Company shall continue to be deemed an emerging growth company until the earliest of--

‘(A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

‘(B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

‘(C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

‘(D) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.’.

As an emerging growth company the company is exempt from Section 404(b) of Sarbanes Oxley.   Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

 As an emerging growth company the company is exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

The Company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.

COMMENT:

Risk Factors, page 8

2.
Your revised disclosure for prior 1 comment still fails to address our concerns.  Your risk factor currently addresses the risk that your members would sell information obtained from your network to those outside your network.  This discussion fails to address whether the contact information in the Introbuzz network was properly obtained and whether your members have the right to sell the contact information through your system.  Please tell us if you believe you face a risk of liability for violation of privacy laws or other laws if your members sell personal contact information of “targets,” such as celebrities or other prominent individuals, through your network without the target’s permission.  If you do not believe that you face such risk, tell us why.  If you believe you do face this risk, revise the risk factor on page 8 to discuss it.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the risk factor to add a discussion regarding whether the contact information in the Introbuzz network was properly obtained and whether our members have the right to sell the contact information through our system.  The risk of violation of privacy laws is addressed and we have provided a copy of the revised risk factor as it now appears in the Form S-1/A filing.

OUR OPERATING RESULTS MAY PROVE UNPREDICTABLE WHICH MAY IMPACT THE COMPANY AND THE VALUE OF THE INVESTMENT

Our operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which we have no control over.  Factors that may cause our operating results to fluctuate significantly include: our inability to generate enough working capital from future revenues, our ability to hire key personnel and Mr. Carter’s time allocation to further the business.  After we launch our site the factors include: the level of acceptance by the public, competitive landscape with competitors, general economic conditions, and potential liability concerns associated with privacy issues.  The Company may face a risk of liability for violation of privacy laws or other laws if our members sell the personal contact information of “targets,” such as celebrities or other prominent individuals through our network without the target’s permission.  Furthermore, in regards to privacy issues; the Company will include in the website a disclosure that “The distribution or sale of information gained through the companies’ network is forbidden and any such distribution or sale of information is not authorized by the Company.  No member of our network may use contacts and information they obtain on our network and distribute or sell that information to those outside the network.”

COMMENT:

3.
We note your response to prior comment 2 and reissue it in part.  Your revisions on page 8 still fail to address the risks associated with the fact that Mr. Carter is your sole director.  Please add a risk factor that clarifies that Mr. Carter may enter into transactions that may not be the most favorable to Introbuzz and its investors due to his conflicts of interests and lack of oversight by independent directors.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the risk factor to address the risk associated with the fact that Mr. Carter is our sole director.  We have provided a copy of the revised risk factor as it now appears in the Form S-1/A filing.

THE COMPANY'S SOLE OFFICER AND DIRECTOR MAY NOT BE IN A POSITION TO DEVOTE A MAJORITY OF HIS TIME TO THE COMPANY, WHICH MAY RESULT IN PERIODIC INTERRUPTIONS AND EVEN BUSINESS FAILURE.

Mr. Carter, our sole officer and director, has other business interests and currently devotes approximately 10 hours per week to our operations.  If Mr. Carter is not able to devote sufficient time to run the Company, it may result in periodic interruptions in developing our business.  Mr. Carter is the CEO of Blaque Technology which is a marketing promotions and casting company.  His Companies focus is on casting and promoting an impersonators and variety show on the strip in Las Vegas.  As such, Mr. Carter’s business interests will not compete with Introbuzz for customers, financial resources, or business opportunities.  However, Mr. Carter is the sole director of the Company and therefore he may enter into transactions that may not be the most favorable to Introbuzz and its investors due to his conflicts of interests and lack of oversight by independent directors.  At the present we have not formulated a plan to resolve any possible conflicts of interest or if he is unable to fulfill any aspects of his duties to the Company which could have a significant negative effect on the success.  The Company does have an Internal Control Manual and Mr. Carter has signed a Code of Conduct which details fiduciary responsibility and professional conduct.  Upon initiating our funding efforts, we plan to add additional board members whose responsibilities will include the formation of an independent board for providing oversight into transactions and business of the Company.

COMMENT:

4.
Your response to prior comment 5 still fails to address our concerns whether Mr. Gewerter is exempt from the licensing requirements of NRS 645A.  It remains unclear to us whether Mr. Gewerter’s involvement in the processing of your offering would be considered practice of law under the statute and would qualify for the exemption.  You do not cite to any legal authority to support your analysis, except for a conclusory citation to NRS 645A.015, which does not directly address the issue.  Please provide us a detailed analysis, with sufficient legal authority, for why you believe Mr. Gewerter may lawfully offer escrow services in connection with an initial public offering without complying with NRS 645A.  Otherwise, please add a risk factor clarifying the risks that this escrow arrangement may not be compliant with NRS 645A and address the differences between the protections afforded by NRS 645A and the State Bar of Nevada and the Nevada Supreme Court.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have provided an analysis and the citation.

Mr. Gewerter is providing the escrow as part of his legal services as counsel for the company.  Mr. Gewerter was hired to review, revise and opine on the S-1 registration statement and the shares issued thereunder.   This included providing an opinion after the close of the offering that the shares were validly issued under the offering.   The basis for this opinion will be the subscription agreements, the investor checks, whether they cleared and the total amount raised all to confirm compliance with the registration and to confirm that the shares have been legally and validly issued and are non-assessable all of which are determined through the handling of the escrow.   Thus in the services as escrow for the offering are an integral part of his duties as attorney at law for this client. Thus he is rendering services in the performance of his duties as an attorney at law. Mr. Gewerter is not actively engaged in conducting an escrow agency. Thus Mr. Gewerter may act as escrow for the registration that he is counsel for without violation of NRS 645A.

NRS 645A.015 reads as follows:

NRS 645A.015 Applicability. The provisions of this chapter do not apply to:

1.         Any person:
(a) Doing business under the laws of this State or the United States relating to banks, mutual savings banks, trust companies, savings and loan associations, common and consumer finance companies or industrial loan companies; or
(b) Licensed pursuant to chapter 692A of NRS.
2.	An attorney at law rendering services in the performance of his or her duties as attorney at law, except an attorney actively engaged in conducting an escrow agency.
3.	Any firm or corporation which lends money on real or personal property and is subject to licensing, supervision or auditing by an agency of the United States or of this State.
4.         Any person doing any act under order of any court.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Kenneth Carter
Kenneth Carter